UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 15d-16 of the

Securities Exchange Act of 1934

Dated: January 25, 2010

Commission File Number: 001-13184

TECK RESOURCES LIMITED

(Exact name of registrant as specified in its charter)

Suite 3300 – 550 Burrard Street, Vancouver, British Columbia V6C 0B3

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F                   Form 40-F   X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Teck Resources Limited
(Registrant)

Date:	January 25, 2010	By:	/s/ KAREN L. DUNFEE
Karen L. Dunfee
Corporate Secretary

For Immediate Release 10-05-TR	Date: January 25, 2010

Teck Announces Closing of Andacollo Gold Royalty Transaction

Vancouver – Teck Resources Limited (TSX: TCK.A and TCK.B, NYSE: TCK) announced today that the previously-announced sale of a gold production interest from the Andacollo mine to Royal Gold, Inc. (NASDAQ: RGLD; TSX: RGL) has closed. Compañia Minera Teck Carmen de Andacollo (“CdA”) has received US$218 million in cash and approximately 1.2 million common shares of Royal Gold in connection with the sale. Teck owns a 90% interest in Andacollo. A Chilean state-owned entity dedicated to the promotion and development of small and medium-sized mining in Chile, holds the remaining 10% interest in Andacollo.

The Andacollo mine is located 350 kilometres north of Santiago. The Andacollo hypogene project is currently in the commissioning phase. CdA has resolved issues associated with its process water supply, and is developing a further water resource and associated infrastructure to supply water to operations after 2011. Ore has been introduced to the mill and shipment of copper concentrate is expected to commence in April of this year. Full commercial production is expected to be reached in the first half of 2010.

Teck intends to apply its share of the net after-tax cash proceeds from the transaction to debt reduction.

Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information as defined in the Securities Act (Ontario). Forward-looking statements and information include statements regarding the resolution of water supply issues and Teck’s expectations regarding first concentrate shipment and commercial production from the Andacollo mine. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Teck to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

Factors that may cause actual results to vary include, but are not limited to, operational mining, commissioning and processing risks, challenges to regulatory actions, and changes in regulations. Certain of these risks are described in more detail in the annual information form of Teck and in its public filings with Canadian securities administrators and the U.S. Securities and Exchange Commission.

About Teck

Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, metallurgical coal, zinc and energy. Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TCK.A and TCK.B and the New York Stock Exchange under the symbol TCK. Further information about Teck can be found at www.teck.com.

For further information, please contact:

Greg Waller

Vice President, Investor Relations & Strategic Analysis

Teck Resources Limited

(604) 699-4014